NEWS RELEASE

FOR IMMEDIATE RELEASE

PETROGEN ANNOUNCES SIGNIFICANT NATURAL GAS
DISCOVERY AT TILLER RANCH LEASE

- Tiller Ranch #1 Well Establishes Substantial Natural Gas Production and Long Term Development Platform -
- Step out well program to commence immediately -

Houston, TX - December 7th, 2005 - Petrogen Corp.(OTC Bulletin Board: PTGC) is pleased to announce that it has successfully completed the Tiller Ranch #1 well (the TR#1) on its Tiller Ranch lease, Tom Graham Field, Jim Wells County, Texas (the Lease).

On December 2nd, 2005, Petrogen's operations team completed perforating the TR#1 and commenced extended testing of the Stillwell Sands, the deepest of ten zones identified as prospective natural gas bearing from log analysis. Tests resulted in an absolute open flow of natural gas from the TR#1 of 5,909 Mcfgd; bottom hole pressure was measured at 2,144 psi. Upon completion of the extended tests, Petrogen's operations team choked back the TR#1 to a 12/64" choke, at which time the well stabilized with a production rate of 1,267 Mcfgd, and 10 barrels of 60 degree API condensate per day with a flowing tubing pressure of 1,634 psi.

Petrogen's Chairman and CEO, Sacha H. Spindler, stated, "A discovery of this magnitude on our first well at Tiller Ranch is truly a milestone development for the Company. At full maturity, the Tiller Ranch #1 is expected to generate between $2.5 and $3 million per year in additional free cash flow to the Company, with five additional step out wells set for development in the near term." Mr. Spindler added, "We will immediately mobilize crews to ensure construction of the necessary natural gas gathering and distribution infrastructure on the Lease is rapidly facilitated in an effort to fast-track maximum production output and increases in daily natural gas flows."

Petrogen previously announced that on October 29th, 2005, the Company had spud the TR#1 to commence its winter Texas Gulf Coast drilling initiative on the Lease. The Lease is located within Tom Graham Field, Jim Wells County, Texas, which has produced over thirteen billion cubic feet of natural gas (13 Bcfg) from twenty-five distinct sands as well as six million eight hundred thousand barrels of oil (6.8 Mmbo) from six sands. Extensive subsurface control, provided by approximately twenty-five wells located on or adjacent to the Lease, indicate that up to 18 Bcfe of natural gas reserves could be recovered through the development of up to six new wells, which the Company plans to complete during Q4-2005 through Q2-2006.

Petrogen's President, Sam Sen, added, "The discovery at Tiller Ranch is once again a testimony to the diligence of our technical and operations teams and their demonstrated ability to successfully implement the Company's strategic Texas Gulf Coast business and geotechnical model. We are very encouraged with the initial results at the Tiller Ranch #1, which represents the first successful step of what we believe will be an extensive upcoming development program on additional step out and Stillwell Sands drilling locations."

The Lease consists of natural gas exploitation opportunities trapped along a north-south striking, underdeveloped, low relief anticline. Wells in the area have average production histories of approximately eight to ten years with cumulative production of approximately 3.0 Bcfg per well. Immediate gas sales upon completing hook-up of the TR#1 will be made through a sales line in close proximity to the lease, which will be sold into the Enterprise Products Partners natural gas pipeline system in South Texas.

About The Texas Gulf Coast

Texas and the Texas Gulf Coast represent one of the premier natural gas exploration and development regions in the world, accounting for 32% of all natural gas production and 27% of proved natural gas reserves in the United States. Over the past few years, several large discoveries by Shell, BP and Chevron Texaco have contributed to the growing prominence of the Gulf Coast region as a hotbed for the expansion of domestic natural gas developments.

About Petrogen

Petrogen Corp. is a Houston, Texas based upstream energy company specializing in the development of natural gas properties in the Texas Gulf Coast region with known hydrocarbon reserves. For further information, please visit the Company's website at www.petrogencorp.com.